Form 20-F
period 2000-09-30
PORTAL NET LTD
filed 2000-12-29
CIK 1096763

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25


                   Commission File Number   0-96763
                                          -----------

                          NOTIFICATION OF LATE FILING

(Check One):              Form 10-K                 Form 11-K        X  Form 20-F
                      ---                       ---                 ---
    Form 10-QSB           Form N-SAR
---                   ---

     For Period Ended:     September 30, 2000
                       ---------------------------------------------------------

    Transition Report on Form 10-K          Transition Report on Form 10-Q
---                                     ---
    Transition Report on Form 20-F          Transition Report on Form N-SAR
---                                     ---
    Transition Report on Form 11-K
---

     For the Transition Period Ended:
                                      ------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------
--------------------------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      Portal Net Limited
                        --------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)

Room 1806, Hutchison House, 10 Harcourt Road
--------------------------------------------------------------------------------

City, state and zip code     Central, Hong Kong
                         -------------------------------------------------------


                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day
 X        following the prescribed due date; and
---
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Annual Report on Form 20-F could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant, a first-time filer incorporated in the British Virgin Islands and headquartered in Hong Kong, is in the process of internally understanding the securities filing requirements under the laws of the United States. This process, in coordination with the efforts of the Registrant's outside auditors and legal advisors, has taken more time than anticipated; as such, the Registrant is not in a position to finalize its 20-F Annual Report for the fiscal year ending September 30, 2000 in accordance with the requirements of the Securities Act of 1934, as amended. The Registrant currently expects, however, that it will be able to file an Annual Report on Form 20-F with such additional time provided pursuant to Rule 12b-25.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Mr. Silas Chan                     011 (852)2802-3638
--------------------------------------------------------------------------------
             (Name)                          (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 X  Yes       No
                                                                ---       ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    Yes    X  No
                                                                ---       ---

                               Portal Net Limited
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  December 29, 2000                   By /s/ Silas Sheung Kwan Chan
     ---------------------                   -----------------------------------
                                          Name: Silas Sheung Kwan Chan
                                          Title: Director and Secretary

                                          By /s/ Kevin Sheung Wai Chan
                                             -----------------------------------
                                          Name: Kevin Sheung Wai Chan
                                          Title: Director